Exhibit 99.(a)(6)

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Standard Investments Inc.

Investor Relations

800-522-5465

Investor.Relations@aberdeenstandard.com

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.
ANNOUNCES EXPIRATION AND PRELIMINARY RESULTS OF CASH TENDER OFFER

(Philadelphia, June 18, 2019) — Aberdeen Emerging Markets Equity Income Fund, Inc. (the “Fund”) (NYSE American: AEF) announced today the preliminary results of its cash tender for up to 15% of the Fund’s outstanding shares of common stock, or 8,956,196 shares. The offer expired at 11:59 p.m. New York City time on June 17, 2019.

Based on current information, approximately 38,295,956 shares of common stock or 64.14% of the Fund’s outstanding stock were tendered through the expiration date. This number is subject to adjustment and should not be regarded as final. Because the tender offer was oversubscribed, the number of shares that will be purchased by the Fund will be pro-rated based on the number of shares properly tendered by each shareholder. No more than a total of 8,956,196 properly tendered shares will be accepted for payment at a price per share equal to 98% of the Fund’s net asset value per share (“NAV”) as of the close of regular trading on the NYSE American on June 18, 2019. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.

Aberdeen Emerging Markets Equity Income Fund, Inc. is a closed-end equity fund. The Fund seeks to provide both current income and long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in emerging market equity securities. Its shares are listed on NYSE American under the symbol “AEF.”

Important Information

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and difference in accounting methods.

The Fund’s daily NYSE American closing price and NAV, as well as other information, including updated portfolio statistics and performance are available at www.aberdeenaef.com or by calling the Fund’s Investor Services at 800-522-5465.

Aberdeen Standard Investments Inc. has prepared this report based on information sources believed to be accurate and reliable.  However, neither the Fund, Aberdeen Asset Managers Limited (the Investment Adviser), nor any other person guarantees their accuracy.  Investors should seek their own professional advice and should consider the investment objectives, risks, charges and expenses before acting on this information. Aberdeen is a U.S. registered service mark of Aberdeen Asset Management PLC.

Aberdeen Standard Investments is a brand of the investment businesses of Standard Life Aberdeen plc, its affiliates and subsidiaries. In the United States, Aberdeen Standard Investments is the marketing name for the following affiliated, registered investment advisers:  Aberdeen Standard Investments Inc., Aberdeen Asset Managers Ltd., Aberdeen Standard Investments Australia Ltd., Aberdeen Standard Investments (Asia) Ltd., Aberdeen Capital Management, LLC, Aberdeen Standard Investments ETFs Advisors LLC and Standard Life Investments (Corporate Funds) Ltd.

If you wish to receive this information electronically, please contact Investor.Relations@aberdeenstandard.com

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